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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
573083102
(CUSIP Number)
John R. Cuti, Esq.
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th Floor
New York, New York 10036
(212) 827-8036
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573083102	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Alexis Stewart

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		3,250 shares of Class A Common Stock (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,846,306 shares of Class A Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,250 shares of Class A Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER:

28,846,306 shares of Class A Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,849,556 shares of Class A Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) On March 9, 2007, Ms. Alexis Stewart received a restricted stock grant of 3,250 shares of Class A Common Stock under the Company’s 1999 Stock Incentive Plan in connection with her employment by the Company. The shares are subject to a risk of forfeiture if the Reporting Person’s employment relationship with the Company is terminated before the shares vest. The grant vests over three years, with 33% of the shares vesting on each of March 1, 2008 and March 1, 2009, and 34% vesting on March 1, 2010.
(2) As of the date hereof, the Reporting Person may be deemed to beneficially own 27,846,306 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 27,846,306 shares of Class A Common Stock include the following: (i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 300,000 shares of Class A Common Stock, held by Martha Stewart which are exercisable within 60 days of March 9, 2007, (iii) 750,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (iv) 26,791,206 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP. In addition, the Reporting Person may be deemed to beneficially own 1,000,000 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.
(3) Based upon a total of 26,332,385 shares of Class A Common Stock outstanding as of March 2, 2007, as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, and assumes (i) the conversion of 26,791,206 shares of Class B Common Stock and (ii) the exercise of options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of March 9, 2007, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.
[The remainder of this page intentionally left blank.]

Item 4. PURPOSE OF THE TRANSACTION
Item 5. INTEREST IN SECURITIES OF THE ISSUER
Signature

CUSIP No. 573083102	Schedule 13D/A	Page 3 of 5
     This Amendment No. 4 (“Amendment No. 4”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, and Amendment No. 3 filed on September 1, 2005 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”).
     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 4. PURPOSE OF THE TRANSACTION
     Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:
     On March 9, 2007, Ms. Alexis Stewart received a restricted stock grant of 3,250 shares of Class A Common Stock under the Company’s 1999 Stock Incentive Plan in connection with her employment by the Company. The shares are subject to a risk of forfeiture if the Reporting Person’s employment relationship with the Company is terminated before the shares vest. The grant vests over three years, with 33% of the shares vesting on each of March 1, 2008 and March 1, 2009, and 34% vesting on March 1, 2010.
     Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.
Item 5. INTEREST IN SECURITIES OF THE ISSUER
     Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,846,306 shares of Class A Common Stock. This number includes (i) 1,000,000 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power, (ii) 5,100 shares of Class A Common Stock owned by Martha Stewart, (iii) options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of March 9, 2007, (iv) 750,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (v) 26,791,206 shares of the Company’s Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to beneficially own the shares referenced in (ii) to (v) above pursuant to (A) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (B) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person

CUSIP No. 573083102	Schedule 13D/A	Page 4 of 5
as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.
     The Reporting Person may be deemed to own an aggregate of 54.3% of the Company’s Class A Common Stock, which is calculated based on a total of 26,332,385 shares of Class A Common Stock outstanding as of March 2, 2007, as reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2006, and assumes (i) the conversion of 26,791,206 shares of Class B Common Stock and (ii) the exercise of options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of March 9, 2007, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.
     By virtue of the relationships described in Item 4, as amended on August 2, 2005, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart, Inc. and 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, for a total beneficial ownership of 28,924,040, which represents 54.4% of the shares of Class A Common Stock outstanding. The reporting person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and Foundation, report separately on Schedule 13G. M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.
     Part (b) of Item 5 of the Schedule 13D remains unchanged.
     Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     None.
     Part (d) of Item 5 of the Schedule 13D remains unchanged except that Part (d)(i) is amended and restated in its entirety to read as follows:
     (d) (i) Martha Stewart is the beneficial owner of 27,846,306 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.
     Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.
[The remainder of this page intentionally left blank.]

CUSIP No. 573083102	Schedule 13D/A	Page 5 of 5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2007

/s/ Alexis Stewart

Alexis Stewart